SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)(1)

                                CKF BANCORP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   12561J 10 4
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                                 (CUSIP Number)


                                 JOHN H. STIGALL
                              340 WEST MAIN STREET
                            DANVILLE, KENTUCKY 40422
                                 (859) 236-4181
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                       N/A
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             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

                                  SCHEDULE 13D

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CUSIP NO. 12561J 10 4                                          PAGE 2 OF 6 PAGES
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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

           JOHN H. STIGALL
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]

                                                           (b) [ ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
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       NUMBER OF          7            SOLE VOTING POWER:        55,315 (1)
         SHARES
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      BENEFICIALLY        8            SHARED VOTING POWER:       4,600 (2)
        OWNED BY
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          EACH            9            SOLE DISPOSITIVE POWER:   44,600 (3)
       REPORTING
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         PERSON           10           SHARED DISPOSITIVE POWER: 15,315(4)
          WITH
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                    59,915
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES: [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           8.14% (5)
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14         TYPE OF REPORTING PERSON:
                    IN
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(1)  The amount  shown  includes  12,000  shares  which may be  acquired  by the reporting person upon the exercising of options exercisable within 60 days of the date hereof and 10,715 shares allocated to the reporting person's account as a participant in the CKF Bancorp, Inc. Employee Stock Ownership Plan.
(2)  Consists of shares owned by the reporting person's spouse.
(3) The amount shown includes 12,000 shares which may be acquired by the reporting person upon the exercising of options exercisable within 60 days of the date hereof.
(4) Consists of 10,715 shares allocated to the reporting person's account as a participant in the CKF Bancorp, Inc. Employee Stock Ownership Plan and 4,600 shares owned by the reporting person's spouse.
(5) Assumes all 12,000 shares subject to options exercisable within 60 days have been exercised and assumes 12,000 shares held under the CKF Bancorp, Inc. Incentive Plan Trust are transferred to the reporting person upon exercise.

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                                                       PAGE 3 OF 6 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

ITEM 1.  SECURITY AND ISSUER.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of CKF Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 340 West Main Street, Danville, Kentucky 40422.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name: John H. Stigall
     (b)  Residence  or Business  Address:  340 West Main Street,  Danville,  KY
          40422
     (c) Present Principal Occupation: President and Chief Executive Officer of the Issuer
     (d)  Criminal Proceeding Convictions: None
     (e)  Securities Laws Proceedings: None
     (f)  Citizenship: United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     32,600 shares of Common Stock were purchased by the reporting person with approximately $332,125 in personal funds. The remaining shares consist of (i) 10,715 shares allocated to the reporting person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP"), (ii) 4,600 shares beneficially owned by the reporting person's spouse, and (iii) 12,000 shares that may be acquired upon the exercise of options held by the reporting person and that are exercisable within 60 days of the date hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

     The  shares  covered  by  this  statement  were  acquired  for  investment.
Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President and Chief Executive Officer of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

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                                                        PAGE 4 OF 6 PAGES
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     (g)  Changes  in the  Issuer's  Certificate  of  Incorporation,  Bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 2 to Schedule 13D, the reporting person beneficially owned 59,915 shares, or 8.14%, of the Issuer's outstanding shares of Common Stock, assuming the reporting person exercises all options to acquire shares of Common Stock that are exercisable within 60 days of the date hereof. The purpose of this Amendment No. 3 to Schedule 13D is to correct inadvertent errors in the Amendment No. 2 to Schedule 13D ("Amendment No. 2"). In Amendment No. 2, the reporting person inadvertently included 4,600 shares of Common Stock owned by his wife in his totals for sole and shared voting and dispositive power. The 4,600 shares should only have been included in the total of shares for which the reporting person shares voting and dispositive power. As a result of this error, the reporting person incorrectly listed the aggregate amount beneficially owned as 64,515 shares in Amendment No. 2. This Amendment No. 3 to Schedule 13D correctly shows the aggregate amount beneficially owned as 59,915 shares, representing 8.14% of the Issuer's outstanding Common Stock.

     (b) The reporting person has sole voting and dispositive power with respect to 32,600 shares and with respect to 12,000 shares the reporting person has the right to acquire upon the exercise of options exercisable within 60 days of the date hereof. Furthermore, the reporting person has sole voting and shared dispositive power with respect to 10,715 shares allocated to his account as a participant in the ESOP. The reporting person exercises shared voting and dispositive power with respect to 4,600 shares owned by Jacqulyn D. Stigall, the reporting person's spouse, whose address is the same as that of the reporting person (as disclosed at Item 2(b) above). She is not currently employed, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not in the last five years been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

     (c) No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days, except that 758 shares were allocated to the reporting person's account under the ESOP on January 10, 2003.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the reporting person.

     (e)  Not applicable.

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                                                        PAGE 5 OF 6 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between the reporting person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                                        PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 10, 2003                              /s/ John H. Stigall
-----------------------                     ------------------------------------
     Date                                   John H. Stigall